UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   JULY 2003
                 ------------


                               RICHMONT MINES INC.
                              --------------------
                              (Name of Registrant)


              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On July 7, 2003, Richmont Mines Inc. issued a News Release regarding its notice of intention to make a normal course issuer bid to purchase outstanding common shares through the facilities of The Toronto Stock Exchange. This report is filed solely for the purpose of filing a copy of the press release attached hereto.











     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                                Form 20-F XXX     Form 40-F
                                                         -----

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                Yes          No XXX
                                                   ----        -----



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                                                    MINES RICHMONT INC.

                                                    110, avenue Principale
                                                    Rouyn-Noranda, QC
                                                    J9X 4P2, CANADA

                                                    Tel. : (819) 797-2465
                                                    Telec. : (819) 797-0166
                                                    www.richmont-mines.com




                                  NEWS RELEASE


MONTREAL, July 7, 2003 - Richmont Mines Inc. (the "Company") announces today that The Toronto Stock Exchange has accepted the Company's notice of intention to make a normal course issuer bid to purchase outstanding common shares through the facilities of The Toronto Stock Exchange. Up to 795,000 common shares of the Company, representing approximately 5% of the 15,951,000 common shares of the Company issued and outstanding on July 3rd, 2003, may be purchased under the bid. The purchases may commence on July 9, 2003 and will extend to July 8, 2004.

In the opinion of management of the Company, this normal course issued bid is justified by the fact that the common shares might be undervalued on the market from time to time in regards to the Company's financial position and future prospects and that the purchase thereof by the Company is an appropriate use of the funds of the Company. The Company has not purchased any common share within the past 12 months.

All the shares acquired under the bid will be purchased through the facilities of The Toronto Stock Exchange in accordance with its requirements. All such acquired shares will automatically be cancelled. Consideration for shares purchased will be the market price for such shares at the time of the acquisition.





Page 1 of 2

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To the knowledge of the Company, none of the directors, officers or other insiders intends to sell shares during the term of the issuer bid; however, should an insider decide to sell shares during the term of the issuer bid, in no circumstances whatsoever will the benefits received by such insider differ from those received by any other shareholder.

The Company expects to produce approximately 100,000 ounces of gold in 2003 and has no gold hedging contracts. The Company has no long-tem debt and, as at March 31, 2002, had working capital of $31.5 million.



Louis Dionne
President


For more information, contact:

Martin Rivard                                      Telephone:  (819) 797-2465
Executive Vice-President                           Fax:        (819) 797-0166

Trading symbol: RIC
Listings: Toronto - Amex



Page 2 of 2


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                                  (Registrant)


Date 07/07/03                     /S/ JEAN-YVES LALIBERTE
    ----------                    --------------------------------------------
                                  Jean-Yves Laliberte, Vice-President, Finance











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